OUR STRATEGY

Our definition of victory, over the near to medium term, is to grow shareholder value sustainably. Our strategy is designed to ensure resilience through periods of uncertainty and volatility as well as position the group to capitalise on future opportunities. We measure progress on the overall strategy in terms of our ability to deliver sustainable earnings growth and returns, manage our operations in a safe and environmentally sustainable manner and add value to our host communities and countries.

GROW SHAREHOLDER VALUE SUSTAINABLY

STRATEGIC OBJECTIVES

UPSTREAM

- Deliver low-cost feedstocks in Southern Africa
- Grow Southern Africa upstream resources

OPERATIONS

- Continuously improve existing asset base and maintain technological lead
- Drive world-class safe operations to support growth

ENERGY

- Optimise liquid fuels marketing channels
- Deliver selective GTL opportunities and grow low-carbon power generation

CHEMICALS

- Drive value chain optimisation
- Drive selective growth based on feedstock, market and/or technology advantage

ENABLED BY

- BUSINESS EXCELLENCE
- CAPITAL EXCELLENCE
- VALUES-DRIVEN, DIVERSE AND HIGH-PERFORMING ORGANISATION

KPIs

Earnings growth
Target: 8% US dollar EBIT growth

Net debt-to-EBITDA
Target: Maintain a net debt-to-EBITDA ratio of <2,0 times

Gearing
Target: Achieve a gearing level of 20% – 40% (Temporarily lifted to 44% until the end of 2018)

Return on invested capital
Target: Capital portfolio to deliver return on capital invested of 18,3%

Safety
Target: RCR of less than 0,3 by 2020

Greenhouse gas emissions intensity
Target: To reduce GHG emissions intensity in line with the South African carbon budget

Broad-based black economic empowerment
Target: Level 4 by 2020

REMUNERATION POLICY AND PROCESS

Sasol's remuneration policy is designed to enable the delivery of the group's strategy in a safe, reliable and sustainable manner.

Sustaining our business of today.

Transitioning into the business of tomorrow.

IR Summarised report of the Remuneration Committee is on page 66.

30 Sasol Integrated Report 2016

DELIVERY IN 2016  Obtained approval to develop oil, LPG and gas project, Mozambique Secured exploration licences for areas PT5-C and A5-A, Mozambique Continued seismic surveys in Durban basin, South Africa Substantially completed mine replacement programme, South Africa Develop PSA licence area, Mozambique Explore/develop areas A, PT5-C, A5-A, Mozambique Manage Montney shale gas asset, Canada Explore offshore South Africa Completed Secunda growth programme, South Africa Improved overall safety performance Increased production volumes across most of the value chain Install Secunda 17th air separation unit, South Africa Complete volatile organic compounds abatement project, South Africa Continue investigating solutions to meet air quality standards post 2020, South Africa Expand ROMPCO Mozambique-to-South Africa pipeline with Loopline 2 Optimise retail site footprint, South Africa Return to excellent utilisation rates at ORYx GTL, Qatar; ramp-up EGTL, Nigeria Ramp-up gas-to-power plant, Mozambique Expanded retail network, South Africa Secured approval for licensing FT GTL technology Continued to ramp-up EGTL, Nigeria Renewed agreements to sell power to Eskom, South Africa Complete wax expansion project, South Africa Develop ethane cracker and derivatives complex with increased focus on cost and schedule, United States Complete joint venture HDPE plant, United States Completed C3 (propylene) expansion project, South Africa Progressed construction of LCCP, United States Commercialised a new line of robust surface-modified aluminas for emission control in diesel automobiles, Germany Continued to ramp-up ethylene tetramerisation plant, United States Details of our performance against the strategic objectives are in our operational reviews, pages 92 to 107. Our key performance indicators, page 42. Our investment case, page 106. Our operating model structure, page 12. Sasol Integrated Report 2016 31 CheMICAls eneRGy oPeRAtIons uPstReAM Additional information Our performance review Our governance OOuur rssttrraatteeggiicc businessssccoonntetextxt How we operate Who we are IR IR IR IR near-tO medium-term prOJect pipeline DELIVERY IN 2016 near-tO medium-term prOJect pipeline DELIVERY IN 2016 near-tO medium-term prOJect pipeline DELIVERY IN 2016 near-tO medium-term prOJect pipeline